

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2016

David Briskie
Chief Financial Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

> **Re: Youngevity International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 0-54900**

Dear Mr. Briskie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Basis of Presentation and Description of Business

Goodwill, page 60

1. Please tell us the qualitative factors you considered related to the goodwill impairment assessment of your commercial coffee reporting unit that led you to the conclusion that is was more likely than not the fair value of this reporting unit was greater than its carrying amount. Please also explain to us how you evaluated impairment for your indefinite-lived intangible assets. Please be detailed in how you determined fair value of such intangibles. We may have further comment.

Note 8. Stockholders' Equity

Warrant Modification Agreements, page 81

2. Please provide to us your accounting basis for reclassifying the warrant liability to additional paid in capital in connection with the December 2015 warrant modification. Please cite any applicable accounting literature guidance or analogous accounting.

Note 10. Income Taxes, page 85

3. We note you reduced your deferred tax valuation allowance by $4.2 million in fiscal 2014. Provide us with a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion to reduce your valuation allowance. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Please refer to ASC 740-10-30-16 through 740-10-30-25.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 89

4. Please revise future filings to identify which COSO framework you used to evaluate the effectiveness of the company´s internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding these comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products